CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price (1)	Fee
Senior Fixed to Floating Rate Notes due 2021	$4,000,000	$458.40

(1)   The maximum aggregate offering price relates to an additional $4,000,000 of securities offered and sold pursuant to this Amendment No. 1 to Pricing Supplement No. 190 to Registration Statement No. 333-178081.
May 2012
Amendment No. 1 dated May 18, 2012 relating to Pricing Supplement No. 190 Registration Statement No. 333-178081 Dated May 16, 2012 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED INVESTMENTS

Senior Fixed to Floating Rate Notes due 2021
Based on the 10-Year Constant Maturity Swap Rate
As further described below, interest will accrue and be payable on the notes monthly, in arrears: (i) in Years 1 to 2: at a rate of 6.00% per annum and (ii) in Years 3 to maturity: at a rate equal to the 10-Year Constant Maturity Swap Rate plus 1.00%; subject to the minimum interest rate of 3.00% per annum. All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$10,000,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	May 16, 2012
Original issue date:	May 21, 2012 (3 business days after the pricing date)
Maturity date:	May 21, 2021
Interest accrual date:	May 21, 2012
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest.
Reference rate:	The 10-Year Constant Maturity Swap Rate. Please see “Additional Provisions—Reference Rate” below.
Interest rate:
From and including the original issue date to but excluding May 21, 2014: 6.00% per annum
From and including May 21, 2014 to but excluding the maturity date (the “floating interest rate period”):
          Reference rate plus 1.00%; subject to the minimum interest rate
For the purpose of determining the level of the reference rate applicable to an interest payment period, the level of the reference rate will be determined two (2) U.S. government securities business days prior to the related interest reset date at the start of such interest payment period (each an “interest determination date”).
Interest for any interest payment period during the floating interest rate period is subject to the minimum interest rate of 3.00% per annum.

Interest payment period:	Monthly
Interest payment period end dates:	Unadjusted
Interest payment dates:
The 21st day of each month beginning June 21, 2012; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	The 21st day of each month, beginning May 21, 2014.
Day-count convention:	30/360
Minimum interest rate:	3.00% per annum during the floating interest rate period
Redemption:	Not applicable
Specified currency:	U.S. dollars
CUSIP / ISIN:	61760QBE3 / US61760QBE35
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC	Trustee:	The Bank of New York Mellon
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per Note	$1,000	$17.50	$982.50
Total	$10,000,000	$175,000	$9,825,000
(1)
Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent) and their financial advisors, of up to $17.50 per note depending on market conditions. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated November 21, 2011          Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Senior Fixed to Floating Rate Notes due 2021 Based on the 10-Year Constant Maturity Swap Rate

The Notes

The notes are debt securities of Morgan Stanley.  Interest on the notes will accrue and be payable monthly, in arrears, in (i) Years 1 to 2, at a fixed rate equal to 6.00% per annum and (ii) Years 3 to maturity, at a variable rate equal to 10CMS plus 1.00%, subject to the minimum interest rate of 3.00% per annum, as determined on the applicable interest determination date.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount of each note is $1,000, and the issue price is $1,000. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market price, if any, at which MS & Co. is willing to purchase the notes, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price. In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction. See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Additional Provisions

Reference Rate

What is the 10-Year Constant Maturity Swap Rate?

The 10-Year Constant Maturity Swap Rate (which we refer to as “10CMS”) is, on any day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day; provided that for the determination of 10CMS on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the 10CMS level shall be the 10CMS level on the immediately preceding U.S. government securities business day. This rate is one of the market-accepted indicators of longer-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

If the reference rate is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any interest determination date, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the reference rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

May 2012	Page 2

Senior Fixed to Floating Rate Notes due 2021 Based on the 10-Year Constant Maturity Swap Rate

Historical Information

The following graph sets forth the historical percentage levels of the reference rate for the period from January 1, 2002 to May 18, 2012. The historical levels of the reference rate do not reflect the 1.00% spread that will apply to the interest that accrues on the notes for each interest payment period during the floating interest rate period and do not account for the minimum interest rate that will apply, and should not be taken as an indication of its future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

The bold line in the graph above represents the minimum interest rate of 3.00%.

May 2012	Page 3

Senior Fixed to Floating Rate Notes due 2021 Based on the 10-Year Constant Maturity Swap Rate

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, and other events that are difficult to predict and beyond the issuer’s control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

Yield Risk

▪
The historical performance of the reference rate is not an indication of future performance. The historical performance of the reference rate should not be taken as an indication of future performance during the term of the notes. Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

Issuer Risk

▪
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the reference rate, (ii) volatility of the level of the reference rate, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Depending on the actual or anticipated level of the reference rate, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you sell your notes prior to maturity.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

May 2012	Page 4

Senior Fixed to Floating Rate Notes due 2021 Based on the 10-Year Constant Maturity Swap Rate

Conflicts of Interest

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Determinations made by the calculation agent, including with respect to the reference rate, may adversely affect the payout to you on the notes.

May 2012	Page 5

Senior Fixed to Floating Rate Notes due 2021 Based on the 10-Year Constant Maturity Swap Rate

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on May 21, 2012, which will be the third scheduled business day following the date of the pricing of the notes.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“MSSB”) and their financial advisors, of up to $17.50 per note depending on market conditions. The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “variable rate debt instruments” for U.S. federal tax purposes. The notes will be treated as providing for a single fixed rate followed by a qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Notes―Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.”  Under applicable Treasury Regulations, solely for the purpose of determining any original issue discount (“OID”) on the notes, the initial fixed rate is converted to a QFR (the “replaced QFR”). The replaced QFR must be such that the fair market value of the notes on the issue date is approximately the same as the fair market value of otherwise identical notes that provide for the replaced QFR (rather than the fixed rate) for the initial period. In determining the qualified stated interest (“QSI”) and any OID on the notes, the notes must then be converted into “equivalent” fixed rate debt instruments by substituting each QFR provided under the terms of the notes (including the replaced QFR) with a fixed rate equal to the value of the QFR on the issue date of the notes. Under this method, the notes are expected to be issued with OID.

A U.S. holder is required to include any QSI in income in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, without regard to the timing of the receipt of cash payments attributable to this income. QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the

May 2012	Page 6

Senior Fixed to Floating Rate Notes due 2021 Based on the 10-Year Constant Maturity Swap Rate

“equivalent” fixed rate debt instrument. For the QSI and the amount of OID (if any) on a note, please contact Morgan Stanley Structured Notes at 212-761-4000. Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated November 21, 2011

Prospectus dated November 21, 2011

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

May 2012	Page 7